SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of march 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   march 15, 2004

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd - Immediate Disclosure

Following the announcements from RoboGroup T.E.K. Ltd. (the "Company" or "RoboGroup") dated December 14, 2003, and December 16, 2003, regarding the suit filled by the Company and its subsidiary, Robotec Technologies Ltd. ("Robotec") against Furier Systems (1989) Ltd. ("Furier"), the Company hereby announces that the district court in Tel-Aviv issued two injunctions against Furier on Thursday, March 11, 2004. The court determined that certain information, including commercial secrets of RoboGroup and Robotec, were found in Furier's offices and computers, and that Furier had breached the Israeli Commercial Torts Law, 1999. The court also determined that Furier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with Robotec.

The court ordered Furier to avoid using the information that came from the Company and/or Robotec. The court also ordered Furier to fulfill its obligation under its agreement to supply products to Robotec according to the original price list agreed to by the two companies.

The injunctions will remain in force until the law suit filed by the Company and Robotec is determined. The order to supply products will remain in effectuntil March 12, 2005, the end of the agreement term.

Very truly yours

RoboGroup T.E.K Ltd

March 15, 2004